DZS Inc.
5700 Tennyson Parkway, Suite 400
Plano, TX 75024

March 18, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Gregory Herbers

Re:	DZS Inc.

Request for Acceleration of Effectiveness of Registration Statement on Form S-3
(File No. 333-262634)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-262634), as amended by Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”), of DZS Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 5:00 p.m., Washington, D.C. time, on March 22, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker Botts L.L.P., by calling M. Preston Bernhisel at (214) 953-6783.

Sincerely,

DZS INC.

By: /s/ Justin Ferguson	Justin Ferguson Chief Legal Officer

cc: M. Preston Bernhisel, Baker Botts L.L.P.

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